UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON D.C. 20549
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Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For May 5, 2006

COMMISSION FILE NUMBER 5-59311

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DIALOG SEMICONDUCTOR PLC
(Translation of registrant’s name into English)

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Neue Strasse 95
D-73230 Kirchheim/Teck-Nabern, Germany
(Address of principal executive office)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes [  ]No [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes [  ]No [X]

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes [  ]No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__

Disclosure pursuant to section 25 para. 1 of the German Securities Trading Act (“WpHG”):

As of May 4, 2006, we were notified by The Capital Group Companies, Inc., 333 South Hope Street, Los Angeles, California 90071-1406, USA, that their interest in Dialog Semiconductor Plc, London (ISIN GB0059822006) has increased above 10% to 10.1% on May 3, 2006. Thereof 10.1% of voting rights are assigned to The Capital Group Companies, Inc. in accordance with section 22 para. 1 sentence 1 no. 6 and section 22 para. 1 sentence 2 and sentence 3 WpHG.

London/Kirchheim-Teck, May 5, 2006
Board of Directors

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DIALOG SEMICONDUCTOR PLC

Date May 5, 2006	By /s/ Jalal Bagherli

Dr. Jalal Bagherli
Executive Director and CEO